Commerce Court West, 199 Bay Street

P.O. Box 247, Suite 4405

Toronto, Ontario

Canada M5L 1E8

+1.416.360.8484

CONFIDENTIAL

June 6, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kiera Nakada, Mary Mast, Sonia Bednarowski, and Dietrich King

Re:	Sundial Growers Inc.

Draft Registration Statement on Form F-1

Submitted April 29, 2019

CIK No. 0001766600

Ladies and Gentlemen:

On behalf of our client, Sundial Growers Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated May 23, 2019 (the “Comment Letter”) to the Company regarding the Company’s above-referenced draft registration statement (CIK No. 0001766600) on Form F-1, confidentially submitted to the SEC on April 29, 2019 (the “Form F-1”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment (“Amendment No. 1”) to the Form F-1 (as so amended, the “Registration Statement”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1.

*****

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Prospectus Summary

Our Company, page 1

1.

Please balance your disclosure regarding your supply agreements, your tailored supply chains and your strong distribution partnerships to clarify, if true, that only the agreement with the Alberta Gaming, Liquor and Cannabis Commission contains an initial purchase commitment, that your other supply agreements do not require a minimum or fixed volume of products, that you have had to settle a breach of contract claim related to the non-delivery of cannabis pursuant to a supply agreement and that you have received a notice of a legal proceeding alleging a breach of a supply agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 20, 36-37 and 112-113 of Amendment No. 1. The Company respectfully advises the Staff that although the Company has entered into supply agreements to supply cannabis to other licensed producers, the Company anticipates that it will not sell cannabis (other than trim) to other licensed producers as of the fourth quarter of 2019. As a result, sales to other licensed producers are not anticipated to be a material part of the Company’s business or strategy in the future.

Our Industry, page 2

2.

Please revise your industry description here and elsewhere in the prospectus so as not to lead with information about the global cannabis market. In this regard, we note that currently regulations appears to prevent you from legally participating in most of this market. Instead, please focus your industry description on the markets you are currently addressing or have a reasonable expectation of being able to address in the near future, providing estimated timetable for market entry if feasible and why you believe the market is legally available to you.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2-3 and 99-100 of Amendment No. 1 so as not to lead with information about the global cannabis market, and to clarify which markets we currently address and which we reasonably expect to address in the near future.

3.

We note your disclosure that CBD products have become available in the United Kingdom, Germany, Spain and many other countries and that by 2023 the European CBD will reach $2.3 billion. However, your world map on page 2 seems to indicate that in Europe marijuana is only allowed for medical purposes. Please revise for clarity and consistency.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 99 of Amendment No. 1.

Help, page 3

4.

Please balance your disclosure here and elsewhere in the prospectus about your intent to leverage Bridge Farm’s legacy relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi by, for example, clarifying whether you have communicated with any of these retailers about selling your products and the responses your received, or by otherwise clarifying the basis for your belief that these retailers currently would be open to selling your products. Please add related risk factor disclosure as necessary.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 7, 29, 102 and 105 of Amendment No. 1.

Play, page 3

5.

We note your disclosure that you intend to sell additional products in a wide-range of formats, such as pre-rolls, tinctures, capsules, vape cartridges and sublinguals. Please clarify whether these formats are currently permitted in Canada.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 100 of Amendment No. 1.

Heal, page 4

6.

Please disclose whether you or Pathway Rx has submitted any potential drug candidates to the appropriate regulatory body or bodies to receive approval for any of the indications disclosed on page 4, and, if you have submitted any drug candidates, please identify the country or countries in which you seek approval, and include a brief summary of the approval process, including the current stage of any such drug candidates. In addition, if developing pharmaceuticals is or is intended to be a material part of your business, please revise your Regulatory section to discuss the drug approval process in the relevant jurisdictions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 103 of Amendment No. 1 and revised the Regulatory section to discuss the drug approval process on page 117 of Amendment No. 1.

Our Strengths

Experienced management team brings a differentiated, holistic CPG approach to the emerging cannabis industry, page 4

7.	Please tell us the basis for your belief that you are the only cannabis company with a leadership team that has holistic CPG expertise in the areas specified on page 4.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 103 of Amendment No. 1.

Our Growth Strategies

Acquisition of Bridge Farm, page 7

8.

We note your disclosure that you intend to leverage Bridge Farm’s legacy relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi to launch CBD product sales in the United Kingdom. Please revise to clarify, if true, that these retailers sell Bridge Farms’s other products and do not currently sell Bridge Farm’s CBD. In addition, please disclose, here, if true that you intend to transition Bridge Farm’s existing revenue producing facilities to hemp cultivation.

In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 106 of Amendment No. 1.

Acquisition of Interest in Pathway Rx, page 8

9.

Please identify the other party or parties in the Pathway Rx joint venture, and provide disclosure regarding the material terms of the joint venture, including how the profits, losses, votes and expenses of the joint venture are allocated between the parties. In addition, please provide quantitative information regarding the royalty percentages you are required pay under the Pathway Rx License Agreement. Also, in an appropriate section of your prospectus, please disclose the material terms of your Professional Services Agreement with AppColony Inc. and your credit agreement with the Bank of Montreal, and file your Note Purchase Agreement with Auxly as an exhibit to your registration statement, if required by Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 106-107, 149 and 87 of Amendment No. 1. The Company has also added the Note Purchase Agreement to the Exhibit Index on page II-5 of Amendment No. 1 as Exhibit 10.4 and will file this agreement in a future amendment.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 9

10.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company will supplementally provide the Staff copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications.

Risk Factors

Risks Related to Our Business and Our Industry

Our business is subject to a variety of U.S. and foreign laws, page 22

11.

We note your disclosure that you believe that you are not subject to the CSA or CSIEA because you have no business operations in the United States and you do not distribute any products in the United Statement. Please expand your discussion in this risk factor to clarify whether you believe listing your company in the U.S. and raising capital in the U.S. exposes you to potential liability under U.S. federal laws and regulations.

In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Amendment No. 1.

Use of Proceeds, page 49

12.

Please provide the amount of the proceeds you intend to use for each of the specified uses on page 49. In addition, we note your disclosure on page 60 regarding your plans to expand your capacity at the Olds, Merritt and Bridge Farm facilities. Please provide an estimate of whether the net proceeds are sufficient to fully fund your current expansion plans, and, if not, please provide an estimate of the amount and sources of other funds needed. Finally, please disclose whether you currently have any plans, arrangements or understandings to acquire any other businesses or assets, and, if so, please briefly describe any businesses or assets to be purchased.

In response to the Staff’s comment, the Company has revised its disclosure on page 51 of Amendment No. 1. The Company respectfully advises the Staff that the expanded disclosure regarding use of proceeds will be provided in a future amendment and that the Company will provide the Staff with sufficient time to review such disclosure before requesting acceleration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Share-Based Compensation, page 77

13.

Please disclose how your estimate the value of common stock underlying the share-based compensation. In addition, once you have an estimated offering price or range, please explain to us any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Amendment No. 1. The Company acknowledges the Staff’s comment and will explain to the Staff any differences between the recent valuations of its common stock leading up to the IPO and the estimated offering price once an estimated offering price or range is available.

Our Company, page 80

14.

Please revise here and in you prospectus summary to clarify, if true, that you currently only produce and sell cannabis for adult-use in Canada and that you have yet to produce or sell medical marijuana or CBD in Canada or any other jurisdiction.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 68 and 102 of Amendment No. 1.

Our Approach, page 82

15.

In the last paragraph on page 82, please disclose the timetable for the phased transition of Bridge Farm’s existing revenue-producing facilities to hemp cultivation. If there currently is no timetable, please disclose that. Please provide this disclosure in the prospectus summary, too.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 8, 102 and 106 of Amendment No. 1.

Business

Our Growth Strategies, page 84

16.

We note that many of your plans depend on increasing your capacity. Please disclose here your current capacity and provide an estimate of the required capacity necessary for the growth strategies you list on pages 84 and 85. For example, on page 85 you state that “[a]s capacity allows, [you] will launch additional products under [the] Sundial brand in Canada. In addition, please disclose when you anticipate expanding the Sundial brand and discuss where you currently sell this product.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6-7 and 104-105 of Amendment No. 1.

Our Brands and Products, page 87

17.

To provide investors with context for your business, please add a discussion of the different types of cannabis plants you are using or intend to use for your products, such as hemp and marijuana, and describe their qualities. In addition, please provide the cannabinoid profiles for your products and explain the legal significance of the THC and CBD levels.

In response to the Staff’s comment, the Company has revised its disclosure on page 108 of Amendment No. 1.

Our Research Partnerships, page 90

18.

If material to your business, please disclose the key terms of your research partnerships, including the term of the agreement, the amount each party is required to invest in the research, the ownership of any intellectual property created, and any milestone or royalty payments related to the products developed, and please file these agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K. In addition, please identify the phase of the research you are in with each drug candidate or product, and whether you intend to seek approval from Canada or elsewhere in order to sell these products, if approved.

The Company respectfully advises the Staff that none of the research partnerships disclosed in the prospectus are material to its business at this time. The Company acknowledges that should any research partnership become material to its business in the future that it may be obliged at that time to file the relevant agreement or agreements.

Legal Proceedings, page 94

19.

We note your disclosure on page 34 that you have received notice of a legal proceeding commenced against you in the province of Quebec by a corporate customer alleging breach of a supply agreement. However, you do not list the province of Quebec as one of the provinces with which you have a supply agreement and your disclosure on page 96 states that Quebec has adopted a government-run model for retail and distribution of adult-use cannabis. Please revise your business section to clarify whether you have a supply agreement or have been approved to supply cannabis directly to retailers for adult-use cannabis by the province of Quebec.

In response to the Staff’s comment, the Company has revised its disclosure on page 112 of Amendment No. 1.

Executive Compensation

Employment Agreements, page 113

20.	Please disclose the material terms of the employment agreements you have with each of your NEOs.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 143 of Amendment No. 1. The Company respectfully advises the Staff that new employment agreements with Mssrs. Kuenzlen and Hellard are under negotiation. The material terms of these agreements, once negotiated, will be disclosed in a future amendment, and the Company will provide the Staff with sufficient time to review such disclosure before requesting acceleration.

Description of Capital

Other Important Provisions of our Amended Articles of Incorporation, By-Laws and the ABCA Choice of Forum, page 127

21.

We note your disclosure here and on page 45 that your bylaws contain an exclusive forum provision. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If these provisions do not apply to actions arising under the Securities Act or the Exchange Act, please ensure that the exclusive forum provisions in the bylaws state this clearly. Please also file a copy of your bylaws with your next amendment or tell us when you plan to do so. Note that we may have further comment after review of this document and your revised disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 47 and 161 of Amendment No. 1. The Company respectfully advises the Staff that a copy of its bylaws will be provided in a future amendment, and that the Company will provide the Staff with sufficient time to review such disclosure before requesting acceleration. The Company acknowledges that the Staff may have further comments after reviewing its bylaws.

Consolidated Financial Statements, page F-2

22.	We note starting on page F-43 that you identify February 28, 2018 financial statements are restated. Please tell us why you do not identify February 28, 2018 financial statements as restated here.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will consolidate the audited financial statements for fiscal years ended December 31, 2018, February 28, 2018 and February 28, 2017 into one set of audited financial statements, include such financial statements in a future amendment and provide the Staff with sufficient time to review such financial statements before requesting acceleration.

Consolidated Statements of Loss and Comprehensive Loss, page F-7

23.

It appears as though you have elected under paragraph 99 of IAS 1 to classify expenses using the function of expense method described in paragraph 103 of IAS 1. However, share-based compensation expense would fall under the nature of expense method under paragraph 102 of IAS 1. Therefore, please revise your presentation to classify share-based compensation expense by functional expense and disclose the share-based compensation expense amounts in the notes to the financial statements rather than on the face of the statement of comprehensive loss.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, under IAS 1.99, it has not elected to present an analysis of expenses recognized in profit or loss using a classification based on either the expenses’ nature or function. The Company respectfully submits to the Staff that pursuant to paragraph 100 of IAS 1 “Entities are encouraged to present the analysis in paragraph 99 in the statement presenting profit or loss and other comprehensive income”, the Company is not explicitly required to do so.

24.

Please revise the line item “Net effect of changes in fair value of biological assets and inventory” on page F-7 and throughout the filing to clarify that the change in fair value solely relates to the change in fair value of biological assets. Refer to paragraph 40 of IAS 41 and your disclosure on pages F-19 and F-55. In the future, separately present any write-downs of inventory pursuant to paragraph 36 of IAS 2.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 66 and 72 of Amendment No. 1 and will separately present any future write-downs of inventory pursuant to paragraph 36 of IAS 2.

Project Seed Topco Limited, page F-72

25.

The predecessor financial statements are presented for the periods from July 1, 2015 through August 10, 2017. Please tell us why the successor financial statements are not presented for the period of August 11, 2017 to June 30, 2018. Reference an accounting guidance to support your presentation.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that IFRS does not address these presentation issues. However, as the successor was incorporated prior to the acquisition date, the financial statements have been prepared to present the entire operations of Project Seed Topco Limited, from its date of incorporation, rather than from the acquisition date.

The successor was incorporated as a statutory company on June 5, 2017. The successor acquired the predecessor on August 11, 2017. The successor’s pre-acquisition operations are inconsequential to the financial statements, as it had no material assets, liabilities, incomes or expenses prior to the acquisition of the predecessor on August 11, 2017, as detailed in note 2(a) to the financial statements. Note 2(a) further details that “The Group’s retained earnings as at June 30, 2018 represents only the results of operations subsequent to the Acquisition Date. The predecessor and successor periods are separated by a vertical black line on the consolidated financial statements to highlight the fact that the financial information for those periods has been prepared under two different cost basis of accounting.”

General

26.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions, will be supplementally provided to the Staff once available. The Company acknowledges that the Staff may have further comment after reviewing the new materials.

*****

We thank the Staff in advance for its consideration of Amendment No. 1 and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212)-848-7974.

Very truly yours,

/s/ Jason Lehner
Jason Lehner

cc:	Torsten Kuenzlen, Chief Executive Officer, Sundial Growers Inc.

Merritt Johnson, Shearman & Sterling LLP

Rima Ramchandani, Torys LLP

Janan Paskaran, Torys LLP

Rob Lando, Osler, Hoskin & Harcourt LLP